[redacted]

09058665

S[illegible]MMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66607 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Obrion Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 Madison Ave
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ezra Epstein 212-386-7051
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIDEON ADLER & CO., CPAS
(Name – *if individual, state last, first, middle name*)

| 19-03 MAPLE AVENUE | FAIR LAWN | NJ | 07410 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 27 2009
Washington, DC
100

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Elad Epstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oberon Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE A. SCHMIDT
Notary Public, State of New York
No. 02SC6002216
Qualified in New York County
Commission Expires Feb. 2, 2012

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# OBERON SECURITIES, LLC

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2008

TOGETHER WITH AUDITOR'S REPORT

(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

GIDEON ADLER & CO.
*Certified Public Accountants*

## OBERON SECURITIES, LLC

## CONTENTS



GIDEON ADLER & CO.
*Certified Public Accountants*

GIDEON ADLER & CO.
*Certified Public Accountants*
www.AdlerCoCPA.com

Gideon Adler, CPA (NJ, NY)
Annette Prizzi, CPA (NJ, NY)
Oren L. Adler, CPA (NJ, MA)
Office@AdlerCoCPA.com

19-03 Maple Avenue
Fair Lawn, NJ 07410
Tel: 201.791.6696
Fax: 201.791.1268

# INDEPENDENT AUDITOR'S REPORT

January 29 2009

To the Member of
Oberon Securities, LLC

We have audited the accompanying statement of financial condition of Oberon Securities, LLC as of December 31, 2008 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oberon Securities, LLC, as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gideon Adler

GIDEON ADLER AND COMPANY
Certified Public Accountants

GA/td

**OBERON SECURITIES, LLC**
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 134,228 |
| Securities | | 43,662 |
| Accounts Receivable and Accrued Revenue | | 223,985 |
| Prepaid Expenses | | 87,798 |
| Furniture and Equipment, at cost, net of accumulated depreciation of $22,414 | | 6,835 |
| Other Receivable and Deposit | | 8,883 |
| **TOTAL ASSETS** | $ | 505,391 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts Payable and Accrued Expenses | $ | 2,816 |
| **Commitments** | | |
| **Member's Equity** | | 502,575 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 505,391 |

The Accompanying Notes are an Integral Part of these Financial Statements.

**OBERON SECURITIES, LLC**
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| **Revenues** | | |
| Income from Fees | $ | 1,787,136 |
| Realized Capital Gain | | 934 |
| Unrealized Capital Gains | | 9,462 |
| NASD Member Income | | - |
| Interest Income | | 301 |
| Dividend Income | | - |
| | | 1,797,833 |
| **Expenses** | | |
| Commissions | $ | 375,750 |
| Communications | | 29,757 |
| Employee Compensations and Benefits | | 133,943 |
| Occupancy and Equipment Costs | | 156,434 |
| Professional Fees | | 104,730 |
| Promotional Costs | | 8,033 |
| Regulatory Fees and Expenses | | 18,230 |
| Other Expenses | | 46,735 |
| | | 873,612 |
| **Net Income** | $ | 924,221 |

The Accompanying Notes are an Integral Part of these Financial Statements.

**OBERON SECURITIES, LLC**
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| Member's Equity - December 31, 2007 | $ | 422,004 |
| Net Income | | 924,221 |
| Member's Contribution | | 142,350 |
| Distribution to Member | | (986,000) |
| Member's Equity - December 31, 2008 | $ | 502,575 |

The Accompanying Notes are an Integral Part of these Financial Statements.

**OBERON SECURITIES, LLC**
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| Balance at December 31, 2007 | $ | 0 |
| Increases | | 0 |
| Decreases | | 0 |
| Balance at December 31, 2008 | $ | 0 |

The Accompanying Notes are an Integral Part of these Financial Statements.

**OBERON SECURITIES, LLC**
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income | $ | 924,221 |
| Adjustments to Reconcile Net Income with Net Cash Provided By Operating Activities: | | |
| Depreciation | | 7,198 |
| Change in Assets and Liabilities: | | |
| Increase in Accounts Receivable | | (61,669) |
| Increase in Broker Security Account | | (43,662) |
| Increase in Prepaid Expenses | | (12,805) |
| Decrease in Other Receivable and Deposit | | 79,533 |
| Inrease in Accounts Payable and Accrued Expenses | | (34,509) |
| **Net Cash Provided by Operating Activities** | | 858,307 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of Fixed Assets | | (2,570) |
| **Net Cash (Used) by Investing Activities** | | (2,570) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Contributions from Member | | 142,350 |
| Distribution to Member | | (986,000) |
| **Net Cash (Used) by Financing Activities** | | (843,650) |
| **NET INCREASE IN CASH** | | 12,087 |
| **CASH - DECEMBER 31, 2007** | | 122,141 |
| **CASH - DECEMBER 31, 2008** | $ | 134,228 |
| **SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION** | | |
| **CASH PAID DURING THE YEAR FOR:** | | |
| Interest | $ | 0 |
| Income Taxes | $ | 0 |

The Accompanying Notes are an Integral Part of these Financial Statements.

NOTE 1 – **ORGANIZATION AND OPERATION**

Oberon Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that a "Special Account for the Exclusive Benefit of Customers" is maintained. The Company was formed as a New York limited liability company.

NOTE 2 – **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments in marketable securities are carried at fair value. Realized gains and losses are reflected in the statement of income, in addition to unrealized gains and losses representing the fair values from one year to the other. It is the Company's intent to sell securities as soon as practicably possible. It is the company's intent to exercise warrants only when they are immediately sellable for a profit, and then sell the security.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income.

Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed individually on the Company's earnings. In accordance with FASB Staff Position (FSP) FIN 48-3 the Company defers the application of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, for certain non-public enterprises as defined in paragraph 289, as amended of FASB Statement No. 109, Accounting for Income Taxes.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

NOTE 3 – **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of approximately $131,412 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1. The Securities and Exchange Commission permits a ratio of no greater that 15 to 1.

NOTE 4– **POSSESSION OR CONTROL REQUIREMENTS**

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by maintaining all customer funds in a "Special Account".

NOTE 5– **LEASE COMMITMENTS**

The Company leases office space in New York City from an affiliated company under a month-to-month arrangement.

NOTE 6– **FURNITURE AND EQUIPMENT**

| | Cost | Accumulated Depreciation | Net |
|---|---|---|---|
| Furniture | $ 5,375 | $ 2,643 | $ 2,732 |
| Equipment | 23,874 | 19,771 | 4,103 |
| | $ 29,249 | $ 22,414 | $ 6,835 |

Depreciation expense for the year ended December 31, 2008 was $7,250 and is included in occupancy and equipment cost.

## SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2008

**OBERON SECURITIES, LLC**
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2008

**SCHEDULE I**

| | | | | |
|---|---|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | | $ | 502,575 |
| Total Ownership Equity Qualified for Net Capital | | | | |
| Add: | | | | |
| Other Deductions or Allowable Credits | | | | 0 |
| | | | | 502,575 |
| Total Capital and Allowable Subordinated Liabilities | | | | |
| Deductions and/or Charges | | | | |
| Non-Allowable Assets: | | | | |
| Securities not Readily Marketable | $ | 43,662 | | |
| Accounts Receivable from Non-Customers | | 223,985 | | |
| Prepaid Expenses | | 87,798 | | |
| Net Furniture and Equipment | | 6,835 | | |
| Other Receivable and Deposit | | 8,883 | | 371,163 |
| Net Capital before Haircuts on Securities Positions | | | | 131,412 |
| Haircuts on Securities (Computed, Where Applicable, Pursuant to Rule 15c3-1(f) | | | | 0 |
| Net Capital | | | $ | 131,412 |
| **AGGREGATE INDEBTEDNESS** | | | | |
| Items Included in Statement of Financial Condition | | | | |
| Accounts Payable and Accrued Expenses | | | $ | 2,816 |
| Total Aggregate Indebtedness | | | $ | 2,816 |

The Preceding Notes are an Integral Part of this Supplemental Information.

**OBERON SECURITIES, LLC**
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2008

**SCHEDULE I (Continued)**

## RECONCILIATION WITH COMPANY'S COMPUTATION

The Following Serves to Reconcile the Difference in the Computation of Net Capital Under Rule 15c3-1 from the Company's Computation:

| | | |
|---|---|---|
| Net Capital, as Reported in the Company's Part II (Unaudited) FOCUS Report | $ | 131,412 |
| Net Capital Per Audited Report | $ | 131,412 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum Net Capital Required (6-2/3% of Total Aggregate Indebtedness) | $ | 187 |
| Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer | $ | 5,000 |
| Net Capital Requirement (Greater of Above Two Minimum Requirement Amounts) | $ | 5,000 |
| Net Capital in Excess of Required Minimum | $ | 126,412 |
| Excess Net Capital at 1000% | $ | 131,130 |
| Ratio: Aggregate Indebtedness to Net Capital | | 0.02 to 1 |

The Preceding Notes are an Integral Part of this Supplemental Information.

# OBERON SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2008

## INDEPENDENT AUDITOR'S REPORT
## INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

January 29, 2009

To the Member of
Oberon Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Oberon Securities, LLC (the "Company"), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did **not** review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the-practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gideon Adler
GIDEON ADLER AND COMPANY
Certified Public Accountants

GA/td